Comdisco, Inc. and Subsidiaries                                       Exhibit 12


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

                                                                  Three months ended
                                                                     December 31             For the years ended September 30,
                                                                    --------------      --------------------------------------------
                                                                    1995      1994      1995      1994      1993      1992      1991
                                                                    ----      ----      ----      ----      ----      ----      ----
Fixed charges
  Interest expense 1 .........................................      $ 66      $ 69      $278      $266      $295      $355      $371

  Approximate portion of
    rental expense representative
    of an interest factor ....................................         2         3        11        13        22        29        37
                                                                    ----      ----      ----      ----      ----      ----      ----
  Fixed charges ..............................................        68        72       289       279       317       384       408

Earnings from continuing operations
  before income taxes and
  extraordinary item, and cumulative
   effect of change in accounting principle,
   net of preferred stock dividends ..........................        42        39       160        80       137        34       136
                                                                    ----      ----      ----      ----      ----      ----      ----
Earnings from continuing  operations  before income taxes,
  extraordinary  item, cumulative effect of change
   in accounting principle, net of
  preferred stock dividend ...................................      $110      $111      $449      $359      $454      $418      $544
                                                                    ====      ====      ====      ====      ====      ====      ====

Ratio of earnings to fixed charges ...........................      1.62      1.54      1.55      1.29      1.43      1.09      1.33
                                                                    ====      ====      ====      ====      ====      ====      ====
Rental expense:
  Equipment subleases ........................................      $  5      $  6      $ 22      $ 30      $ 57      $ 77      $103
  Office space, furniture, etc ...............................         2         2        10         8         8        10         9
                                                                    ----      ----      ----      ----      ----      ----      ----
     Total ...................................................      $  7      $  8      $ 32      $ 38      $ 65      $ 87      $112
                                                                    ====      ====      ====      ====      ====      ====      ====

     1/3 of rental expense ...................................      $  2      $  3      $ 11      $ 13      $ 22      $ 29      $ 37
                                                                    ====      ====      ====      ====      ====      ====      ====

1 Includes interest expense incurred by disaster recovery services and included in disaster recovery services expenses on the statements of earnings.
